CHATWORTH SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49199

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CHATSWORTH SECURITIES, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__95 EAST PUTNAM AVENUE__
(No. and Street)

__GREENWICH__　　　　　　　__CT__　　　　　　　__06830__
(City)　　　　　　　　　　(State)　　　　　　　(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__DAVID BARNETT__　　　__(212)490-3113__　　　__dbarnett@fulviollp.com__
(Name)　　　　　　　　(Area Code – Telephone Number)　　(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__OHAB & COMPANY, P.A__
(Name – if individual, state last, first, and middle name)

100 EAST SYBELIA AVENUE, SUITE# 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

__07/28/2004__　　　　　　　　　　　　　　　1839
(Date of Registration with PCAOB)(if applicable)　　(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, RALPH DIFIORE, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CHATSWORTH SECURITIES, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAWN PEDROSA
Notary Public of Connecticut
My Commission Expires 5/31/2025

Signature: [signature]

Title: SENIOR MANAGING DIRECTOR

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members'
of Chatsworth Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Chatsworth Securities LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Chatsworth Securities LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Chatsworth Securities LLC's management. Our responsibility is to express an opinion on Chatsworth Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Chatsworth Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Chatsworth Securities LLC's auditor since 2018.

Maitland, Florida

February 24, 2022

CHATSWORTH SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash and cash equivalents	$	107,826
Furniture and equipment, at cost, net of accumulated depreciation of $994		4,510
Prepaid expenses		27,769
Other assets		15,000
Security deposit		5,447
Right of use lease asset		54,158
TOTAL ASSETS	$	214,710

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued expenses and other liabilities	$	13,346
Lease obligation		55,152
EIDL loan		75,000
TOTAL LIABILITIES		143,498
MEMBERS' EQUITY		71,212
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	214,710

The accompanying notes are an integral part of this statement

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

Chatsworth Securities LLC, (the "Company") was organized under the Limited Liability Company Laws of the State of New York in March 1996. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority ("FINRA"). The principal source of the Company's income is through private placement of securities.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

2. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash deposited with a single brokerage institution is insured up to $500,000 per customer, including up to $250,000 for cash deposits, by the Securities Investor Protection Corp. ("SIPC"). The Company considers all highly liquid instruments purchased with a maturity date of three months or less when purchased to be cash equivalents.

3. DEPRECIATION

Furniture and equipment as of December 31, 2021, consisted of office computers at a cost of $5,504. Depreciation expense for the year was $994.

4. INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its members on their individual tax returns.

Uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. The tax years that remain subject to examination are 2018, 2019, 2020 and 2021. For the year ended December 31, 2021 management has determined that there are no material uncertain income tax positions.

5. SBA LOAN

On June 16 2020, the Company received $75,000 on an EIDL loan from the SBA. This is a 30 year loan, and bears interest at a rate of 3.75% per annum. Interest of $4,377 has been accrued and is included in Accrued expenses & other liabilities. Interest expense for the year was $2,812.

Installment payments, including principal and interest, of $336 monthly are scheduled to begin 12 months from the date the loan was advanced. On March 26, 2021 the deferment period was extended to a total of 24 months by the SBA. Therefore, loan payments will begin June 2022. The loan calls for installment payments to be applied to accrued interest first. The table below reflects payments that will be applied to principal.

2022	$ 0
2023	$ 0
2024	$ 0
2025	$ 342
2026	$ 1,614

6. RULE 15C3-3

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $18,486 which exceeded the minimum requirement of $5,956 by $12,530. At December 31, 2021 the Company's ratio of aggregate indebtedness to net capital was 4.83 to 1.

8. SUBSEQUENT EVENTS

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.